SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

JD.com, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share
(Title of Class of Securities)

47215P106**
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADR represents 2 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47215P106	13G/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 98,172,960 Class A Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 98,172,960 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,172,960 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45% (See Item 4)
12	TYPE OF REPORTING PERSON IA

CUSIP No. 47215P106	13G/A	Page 3 of 4 Pages

This Amendment No.4 (this “Amendment No. 4”) amends and restates Items 4 and 5 of the statement on Schedule 13G originally filed on June 10, 2014 (the "Original Schedule 13G"), Amendment No. 1 to the Original Schedule 13G filed on January 9, 2015 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13G filed on February 16, 2016 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13G filed on February 14, 2017 ("Amendment No. 3" and together with the Original Schedule 13G, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13G”), in its entirety as set forth below, with respect to the Class A Ordinary Shares of JD.com, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 4 constitutes an “exit filing” for the Reporting Person.

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G is calculated based upon the 2,847,927,000 Class A Ordinary Shares of the Company reported to be outstanding as of September 30, 2017 in Exhibit 99.1 attached to the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2017.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 47215P106	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer